                ALLSTATE LIFE INSURANCE COMPANY

1-800-632-3492

Waiver of Charges Endorsement

This endorsement is attached to and made part of Your Contract as of the Issue Date.

The benefits provided by this endorsement do not impact any tax liabilities or IRS penalties incurred as a result of a withdrawal. You are responsible for all such liabilities and penalties.

The following is added to Your Contract:

We will increase the Preferred Withdrawal Amount of the Contract to equal the Maturity Value if:

1)

On a date after the first Contract Anniversary, a Licensed Health Care Practitioner first certifies that any Owner or if the Owner is a Non-Natural Person, the Annuitant, cannot perform at least two of the six Activities of Daily Living, for at least 90 consecutive days; and

2)	At least 90 days have passed since such certification by the Licensed Health Care Practitioner.

Acceptable certification includes, but is not limited to, a letter signed by the Licensed Health Care Practitioner.

Definitions

Activities of Daily Living - Activities of Daily Living are:

1.	Bathing: Washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

2.

Continence: The ability to maintain control of bowel and bladder function; or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

3.	Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

4.	Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

5.	Toileting: Getting to and from the toilet, getting on and off of the toilet, and performing associated personal hygiene.

6.	Transferring: Moving into or out of a bed, chair or wheelchair.

Immediate Family - Your spouse, children, parents, grandparents, grandchildren, siblings or corresponding in-laws.

Licensed Health Care Practitioner - Any:

1.	Physician; or

2.	Registered Nurse; or

3.	Licensed Social Worker.

The Licensed Health Care Practitioner must not be You or a member of Your Immediate Family.

LU10975	(5/10)

Licensed Social Worker - A duly licensed social worker acting within the scope of his or her license at the time the treatment or service is performed.

Physician - A licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license.

Registered Nurse (R.N.) - A duly licensed nurse acting within the scope of his or her license at the time the treatment or service is performed.

Except as amended in this endorsement, the Contract remains unchanged.

Susan L. Lees	Matthew E. Winter
Secretary	President and Chief Executive Officer

LU10975	(5/10)